SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series VIII Fix Rate Notes in a principal amount of USD 60,000,000, due 2014.

The Company informs that on September 8, 2014, will start the payment of the sixth installment of interests and capital related to the Series VIII Notes issued on September 7, 2011.

Payment Agent:	The Bank of New York Mellon (Luxembourg) S.A.
Date of effective payment:	September 8, 2014
Number of service to be paid:	Sixth installment of interests
Period comprised by the payment:	March 7, 2014/September 7, 2014
Concept of payment:	Interests (100%), Capital (100%)
Payment Currency:	US Dollars (USD)
Outstanding Capital:	USD 60,000,000
Annual Nominal Interest Rate:	7.50%
Interest being paid	USD 2,250,000.00
Capital being paid	USD 60,000,000.00
Payment Agent in Argentina:	Banco Santander Río S.A.
Payment Address:	Bartolomé Mitre 480, Buenos Aires, Argentina

Interests will be paid to the noteholders at whose name the Notes were registered on August 25, 2014.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 2, 2014